March 12, 2025

James Dimon
Chief Executive Officer
JPMorgan Chase & Co.
383 Madison Avenue
New York, New York 10179

       Re: JPMorgan Chase & Co.
           Registration Statement on Form S-3
           Filed March 4, 2025
           File No. 333-285537
Dear James Dimon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Hui Lin, Esq.